

August 1, 2011

<u>Via E-mail</u>
Rafal Lewandowski
President and Chief Executive Officer
UMAX Group Corp.
Stawisinskiego 4G/78
Torun, 87-100, Poland

> **Re:** **UMAX Group Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 19, 2011**
> **File No. 333-174334**

Dear Mr. Lewandowski:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment two in our letter dated July 11, 2011 that the "substantive steps" you have taken in furtherance of your business plan include executing a contract, identifying some distributors and researching delivery methods. With a view to providing investors an understanding of your planned operations in sufficient detail, please enhance your disclosure of the distributors you have identified, delivery methods researched and all other steps taken in furtherance of your business plan. Alternatively, please disclose your status as a blank check company and the meaning of that designation, as well as comply with Rule 419 of the Securities Act of 1933.

<u>Management's Discussion and Analysis or Plan of Operation, page 15</u>

<u>Plan of Operation, page 15</u>

<u>Establish relationship with Distributors and Operators, page 16</u>

2. We note your response to comment five in our letter dated July 11, 2011 and the related revisions in your filing that "[y]our main clients are distributors but in some areas there are no distributors so [you] will sell directly to arcade games operators or business owners (e.g. bar owners, night club owners etc.)." For the "areas" where there are no distributors, please clarify how you plan to target and market these areas.

<u>Description of Business, page 20</u>

<u>Marketing, page 21</u>

<u>Major Operators, page 22</u>

3. We note your response to comment nine in our letter dated July 11, 2011 and the related revisions in your filing that in selling your machines, you make a "profit only once, with machine placed at the location and with period of time 2-3 years [you] can make profit 10-15 time more than from one time sale. To play a game it cost an user $0.5-1.00, on average machine makes $400-600 per month [sic]." Please enhance your disclosure of the type of arrangements you intend to enter into with your distributors and operators such that you will profit from both machine sales and machine operations and, in doing so, explain to us how you have arrived at your estimates that you will generate profits from operations at a rate of 10-15 times more than your rate of sales.

<u>Exhibit 23</u>

4. We note your response to comment 12 in our letter dated July 11, 2011. We reissue this comment. In this regard, we note you have not filed on EDGAR a copy of the auditor's updated consent to the use of their audit report. Please note that the Staff believes a new consent is required with an amendment if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding the financial statements and related matters.   Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

James Allegretto
Senior Assistant Chief Accountant

cc: Wade D. Huettel, Esq.